UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Gold Basin Resources Corporation
(Name of Subject Company) N/A
(Translation of Subject Company’s Name into English (if applicable)) Alberta, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization) CANEX Metals Inc.
(Name of Person(s) Furnishing Form) Common Stock
(Title of Class of Subject Securities) N/A
(CUSIP Number of Class of Securities (if applicable) CANEX Metals Inc. 734 - 7th Avenue SW, Suite 1620 Calgary, Alberta, Canada, T2P 3E8 Attn: Barbara O’Neill Phone: 403-233-2636
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Press Release, dated May 12, 2026
99.2	Arrangement Agreement, dated May 11, 2026

Item 2. Informational Legends

This Offer is made for the securities of a Canadian issuer and by a Canadian issuer. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under the federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Shareholders in the United States may not be able to sue the Offeror or the Company or their officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel the Offeror or the Company or their respective affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

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PART III - CONSENT TO SERVICE OF PROCESS

CANEX Metals Inc. submitted a Form F-X with the United States Securities and Exchange Commission, dated August 29, 2025, appointing an agent for service of process in connection with the transaction to which this Form CB/A relates.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANEX Metals Inc.

By:	/s/ Barbara O’Neill
Name:	Barbara O’Neill
Title:	Corporate Secretary

Date:	May 14, 2026

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